Lithium Technology Corporation
10379B Democracy Lane
Fairfax, Virginia 22030

November 29, 2011

VIA EDGAR

Mr. Jeffrey Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:           Lithium Technology Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed April 1, 2011
File No. 1-10446

Dear Mr. Jaramillo:

The following responds on a point-by-point basis to the comments set forth in your letter dated October 31, 2011 (the “Commission Letter”). The numbered comments and responses below correspond with the numbered paragraphs in the Commission Letter.

Form 10-K for the Period Ending December 31, 2010

Item 9A Control and Procedures, page 34

Evaluation of Disclosure Controls and Procedures, page 34

1.
We note your disclosure that your Chief Executive Officer and Chief Financial Officer believe that your disclosure controls and procedures were not effective “in timely alerting them to material information relating to the Company (including our subsidiary) required to be included in our period SEC filings through 2008.”  Please confirm to us that management performed its evaluation of your disclosure controls and procedures as of December 31, 2010 and that its conclusion regarding the effectiveness of your disclosure controls and procedures (i.e., that they were not effective) was as of that date.  In future filings, beginning with your next 10-Q, revise this section to disclose similar applicable information.  Refer to the requirements of Item 307 of Regulation S-K.  This comment also applies to your Forms 10-Q filed in 2011.

We can confirm to you that management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation over the Company’s disclosure controls and procedures as of December 31, 2010 and our conclusions that our controls were not effective as disclosed in the 10-K for the year ended December 31, 2010 were as of that date. In future filings we will revise this section to disclose similar applicable information.

Item 15. Exhibits, Financial Statement Schedules, page 44

2.
Please file, or tell us why you did not file, your lease agreement with W&J Enterprises, LLC mentioned on pages 15 and F-23; your long-term loan agreement and November 2010 amendment with Technology-Beteiligungs-Gesellschaft GmbH der Deutschen Ausgleichsbank mentioned on page 22; your November 2010 agreement with Arch Hill Capital mentioned on page 23; your December 31, 2010 replacement June 2008 Convertible Notes mentioned on page 24; your 9% March 2009 Related Party Convertible Debentures and December 2010 replacement March 2009 Convertible Debentures, replacement October 2009 I Convertible Debentures, and replacement October 2009 II Convertible Debentures with Stitching Gemeenschappelijk Bezit LTC mentioned on pages 24 and 25; your December 2010 replacement January 2010 Convertible Note with Arch Hill Capital mentioned on page 26; your December 2010 replacement Q2 2010 Convertible Debentures with Stitching mentioned on page 26; your agreements with your two major customers in fiscal 2010 mentioned on page 29 and with your two major customers in fiscal 2009 mentioned on page F-30; and your employment agreement with Dr. Klaus Brandt mentioned on page 39.

We did not file our lease agreement with W&J Enterprises, LLC as it is an immaterial contract.

We will file an Amended Form 10-K for the year ended December 31, 2010 to include the following documents:

•	Long-term loan agreement and November 2010 amendment with Technology-Beteiligungs-Gesellschaft GmbH der Deutschen Ausgleichsbank mentioned on page 22
•	November 2010 agreement with Arch Hill Capital mentioned on page 23
•	December 31, 2010 replacement June 2008 Convertible Notes mentioned on page 24
•
9% March 2009 Related Party Convertible Debentures and December 2010 replacement March 2009 Convertible Debentures, replacement October 2009 I Convertible Debentures, and replacement October 2009 II Convertible Debentures with Stitching Gemeenschappelijk Bezit LTC mentioned on pages 24 and 25

•	December 2010 replacement January 2010 Convertible Note with Arch Hill Capital mentioned on page 26;
•	December 2010 replacement Q2 2010 Convertible Debentures with Stitching mentioned on page 26

Agreements with our two major customers in fiscal 2010 mentioned on page 29 and with our two major customers in fiscal 2009 mentioned on page F-30 were either the result of several purchase orders, each of which being immaterial and not required to be filed as an exhibit, or the result of a contract. For those customers with whom the Company has a contract, the contract will be filed with an Amended Form 10-K for the year ended December 31, 2010. We anticipate filing an Amended Form 10-K by Wednesday December 7, 2011.

The employment agreement with Dr. Klaus Brandt was filed as an exhibit to our Form 10-K for the year ended December 31, 2007. We did not file the employment agreement with our Form 10-K for the year ended December 31, 2010 as Dr. Brant had resigned from the Company and his employment agreement expired as of December 31, 2010.

Signatures, page 47

3.
Please ensure that you include the signature of the principal financial officer and principal accounting officer below and the second paragraph of the Signature Page in accordance with General Instruction D to Form 10-K.

We will file an Amended Form 10-K for the year ended December 31, 2010 and in our future filings we will include the signature of our principal financial officer and principal accounting officer in accordance with General Instruction D to Form 10-K. We anticipate filing an Amended Form 10-K by Wednesday December 7, 2011.

Form 10-Q for the Period Ended June 30, 2011

Notes to Consolidated Financial Statements, page 6

Note 10 Segment Information, page 14

4.
You disclose that 85% of consolidated revenues were from a related party but we note that the amounts are not separately disclosed on the face of your income statement.  In future filings, beginning with your next Form 10-Q, please revise your financial statements to fully comply with Rule 4-08(k) of Regulations S-X and ASC 850-10-50.

In all of our future filings, beginning with our next Form 10-Q for the quarter ended September 30, 2011 we will separately disclose revenues from a related party in our income statement to fully comply with Rule 4-08(k) of Regulations S-X and ASC 850-10-50.

Company Acknowledgment

The undersigned hereby acknowledges, on behalf of the Company, that in connection with the above responses of the Company to the comments of the Securities and Exchange Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any supplemental information after reviewing our responses contained in this letter, please do not hesitate to contact the undersigned at 571-207-9055.

Very truly yours,

Lithium Technology Corporation

By:	/s/ Timothy J. Ryder
Name:	Timothy J. Ryder
Title:	Chief Financial Officer